Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of News Corporation for the exchange offer of $700 million of 6.9% Senior Notes due 2019 and $300 million of 7.85% Senior Notes due 2039 and to the incorporation by reference therein of our reports dated August 8, 2008, with respect to the consolidated financial statements of News Corporation and the effectiveness of internal control over financial reporting of News Corporation, included in its Annual Report (Form 10-K) for the year ended June 30, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 4, 2009